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                             June 17, 2021

       Maurizio Chiriva Internati, Ph.D.
       Chief Executive Officer
       Kiromic Biopharma, Inc.
       7707 Fannin, Suite 140
       Houston, TX 77054

                                                        Re: Kiromic Biopharma,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 11,
2021
                                                            CIK No. 0001792581

       Dear Dr. Internati:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Christine Westbrook at 202-551-5019 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Jeffrey Fessler, Esq.